FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

March 31, 2017

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference:  Relevant Information Communication

Dear Sirs:

We hereby inform as a Relevant Information Communication that, today, we have signed a debt recognition agreement with CHUBB PERÚ S.A. COMPAÑÍA DE SEGUROS Y REASEGUROS (hereinafter “CHUBB”) for the repayment of US$ 52,500,000.00 (fifty-two million five hundred thousand dollars) derived from the execution of the performance guarantee that was informed to the market as a Relevant Information Communication dated January 24, 2017. The above-mentioned agreement has a 1-year maturity starting today.

Likewise, we note that for the purposes of said agreement, Graña y Montero S.A.A. has caused its subsidiary CAM HOLDING SPA to grant in favor of CHUBB a pledge over 73.16% of the capital stock of CAM CHILE S.A., a Chilean company that provides Engineering, Installation, Operation and Maintenance services for utilities of Latin America.

Sincerely,

____________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: March 31, 2017